
October 1, 2009

Mr. David A. Chaput
Chief Financial Officer
General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, CO 80401

     Re: General Moly, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 27, 2009
               Response Letter dated August 28, 2009
               File No. 001-32986

Dear Mr. Chaput:

     We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 2 – Liquidity and Capital Resources, page 50

1.   We have read your response to prior comment 3, regarding your accounting for the potential obligation to return funding received from POS-Minerals and understand that you believe the entire $100 million of contributions made by POS-Minerals should be classified as permanent equity based upon your analysis of the arrangement.

You explain that if you elect not to return capital contributions made by POS-Minerals when requested pursuant to the terms of the agreement that this would merely result in a reallocation of ownership interests in Eureka Moly, LLC, and that no cash or other assets would be returned to POS-Minerals. Although we acknowledge that this is a potential outcome, it appears that under Section 5.4 of your agreement with POS-Minerals, if you elect not to make the refund payment, POS-Minerals has the option to either convert the amounts due into a loan under subsection 5.4(b) or accept an incremental interest in Eureka Moly, LLC (the scenario described in your response) under subsection 5.4(c).

As this election appears to reside with POS-Minerals, it is unclear why you believe that ultimate settlement of the refundable amounts is within your control. Further, it is unclear why relinquishing a portion of your interest in Eureka Moly, LLC would not also create difficulty for your conclusion, as the accounting prescribed under EITF D-98 and ASR 268 extends to settlements involving assets other than cash.

Closing Comments

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief